FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 30, 2014 entitled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2014”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 31, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 31, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer

Item 1

For immediate release

Contact:
María Paz Yáñez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – October 30, 2014 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the periods ended September 30, 2014. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended September 30, 2014

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2014

Ü
In the first nine months of 2014, AFP ProVida S.A. (the “Company” or “ProVida”) recorded a profit of Ch$74,516.4 million, lower by Ch$50,690.8 million or 40.5% as compared to the profit recorded in the first nine months of 2013. Such result was due to the one-time non-recurring profits generated in the first quarter of 2013 from the sale of the equity interests held in foreign companies in Mexico and Peru (Ch$53,321.4 million, net of taxes). If the gain on sale is disregarded, the profit would have increased by 3.7% in the first nine months of 2014 as compared with the 2013 period.

Ü
Another one-time impact was related to the effect of change in tax rates effected under the Chilean Tax Reform bill enacted on September 29, 2014, as further described below. The effect of the change in tax rates recognized in 3Q14 was Ch$9,606 million related to deferred tax expense and Ch$624 million in income tax expense. If, in addition to the gain on sale described above, the tax reform impact is disregarded, the profit would have increased by 17.9% in the first nine months of 2014 compared with the prior period.

Ü
Regarding the recurring business, revenues increased by Ch$8,251.1 million in the first nine months of 2014 explained by higher fees collected (Ch$8,866.2 million or 7.3%) due to higher mandatory contributions from the growth in the taxable salary base of contributors.

Ü
Operating expenses increased by Ch$10,424.5 million in the nine months of 2014 due to higher miscellaneous other operating expenses (Ch$5,976.1 million) mainly related to expenses incurred in the branding advertising campaign, the updating of IT systems and the migration process to move our data center. Additionally, the period recorded higher employee expenses (Ch$3,039.3 million) attributable to higher commissions paid to sales agents resulting from higher sales and higher costs due to higher staff levels aimed at improving customer service quality.

Ü
Mandatory investments recorded higher gains of Ch$22,517.6 million in the first nine months of 2014 as the weighted average nominal return of pension funds was higher than the return recorded in the prior period (12.97% vs. 3.98%) reflecting favorable yields in local fixed income investments and foreign stock markets.

Ü
Profits from equity accounted companies decreased by Ch$2,849.2 million, since the profit in the first nine months of 2013 included share of profits generated by the investee Administradora de Fondos de Cesantía (“AFC”), which ceased operations in October 2013.

Ü
AFP Genesis (Ecuador), a consolidated subsidiary of ProVida, contributed a profit of Ch$889.8 million in the first nine months of 2014, a 39.2% decline as compared to the prior period. Behind this variation are lower revenues from investment portfolio fees.

Ü
In the first nine months of 2014, ProVida continues to lead the Chilean pension fund industry with a total of US$45,523.4 million of assets under management, equivalent to a market share of 28%. ProVida is also a leader in terms of clients with an average portfolio of 3.3 million participants and 1.8 million of contributors, equivalent to market shares of 34% and 32%, respectively.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2014

Ü
The third quarter of 2014 (3Q14) recorded a profit of Ch$16,682.7 million, decreasing by Ch$8,079.0 million with respect to the profit obtained in the third quarter of 2013 (3Q13)principally due to the tax reform impact previously mentioned. If the tax reform impact is disregarded, 3Q14 profit would have increased by 8.7% as compared to the prior period.

Ü	During 3Q14, higher revenues of Ch$3,736.8 million were recorded, mainly due to higher fee income (Ch$3,640.8 million or 9.2%) from the growth in the taxable salary base of contributors.

Ü
Operating expenses increased by Ch$4,283.1 million in 3Q14, mainly due to higher miscellaneous other operating expenses (Ch$3,719.6 million) related to the Company’s branding campaign and the migration of our data center currently in Mexico to Chile.

Ü
Mandatory investments recorded higher gains in 3Q14, a favorable variance of Ch$5,939.5 million as compared to the gains recorded in the same quarter in 2013. This result due to the weighted average nominal return of pension funds of 4.35% in 3Q14 as compared to 2.49% recorded in 3Q13.

Ü	The period recorded a lower gain of Ch$1,003.8 million generated by Administradora de Fondos de Cesantia (“AFC”), which ceased its operations in October 2013.

Ü	Income taxes increased by Ch$12,343.7 million, reflecting a total expense of Ch$10,231.5 million from the tax reform approved on September 29, 2014 referred to above.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS OF 2014

According to the latest available information, the monthly economic activity index (IMACEC) grew by 0.3% year on year (“yoy”) as of August 2014, figure below the market expectations (1%). This result is the lowest figure recorded since the 2010 earthquake. The cumulative economic activity index was 1.8% in August. Local economic indicators show a slow pace of expansion of output and demand.

Regarding foreign trade balance, it showed a favorable surplus of US$6,523 million in the first three quarters of 2014, given the slight decrease of imports. This surplus was higher than the figure recorded in the prior period which registered a surplus of US$1,345 million. In September 2014, cumulative exports were US$57,496 million, a 0.3% increase as compared to September 2013. This increase was driven by higher industrial exports (representing 37% of total exports), due to higher exports in food (14%) mainly related to salmon and also metal products, machinery and equipment (19.7%) related to transportation equipment. The latter was slightly offset by the decrease in mining exports (representing 54% of total exports) primarily due to copper exports (2.9%).

Likewise, cumulative imports totaled US$50,974 million, dropping by 9% as compared to September 2013. This fall was caused by lower intermediate goods imports (representing 58% of total imports) mainly due to lower imports of oil (5%) and chemicals (7%). Additionally, there were lower imports of capital goods (representing 17% of total imports) mainly transport vehicles (29%) and mining and construction machinery (60%).

The Consumer Price Index (CPI) had a 4.0% cumulative increase in the first three quarters of 2014 and 4.9% in twelve-month period ended September 30, 2014; exceeding the target of the Central Bank of 3.0%. Such cumulative variation was mainly the outcome of growth in Transport (6.1%), Food and non-alcoholic beverages (6.9%), Education (5.1%) and Utilities (3.4%), which were partially offset by the drop observed in clothing and footwear (-4.5%). Both the underlying indicators CPIX (Core consumer price index which excludes fresh food and gasoline prices) and CPIX1 (CPIX without fresh meats and fish, regulated rates, indexed prices and financial services) increased 0.6% m/m and 0.5% m/m (4.5% yoy and 4.3% yoy, respectively).

Regarding the Monetary Policy Interest Rate, the Central Bank in its monthly monetary policy meeting held on October 16, 2014 decided to decrease the monetary policy interest rate by 25 basis points, to 3.0% annually. The Central Bank report confirms the outlook of recovery of the developed economies, particularly the United States, while growth forecasts for emerging markets have deteriorated. Locally, Chilean economic indicators show that the pace of expansion of output and demand has slowed further. The drop in investment was accompanied by a slowdown in private consumption. Despite signs of less dynamism in the labor market, the unemployment rate remains low. Although inflation reached 4.9% yoy, above the target of the Central Bank, the medium-term inflation expectations stand at 3% annually. Also the recently low monthly increases in the CPI and its underlying indicators give to the Central Bank the possibility of reducing the Monetary Policy Interest Rate in the upcoming months.

In relation to the labor market, the moving average during the three months June – August 2014 recorded an unemployment rate of 6.7%, increasing by 0.2% with respect to the previous quarter. In twelve months ending August 30, 2014; the labor force level increased by 1.7%. By occupational category, Domestic Staff (housekeeping) registered the most significant impact, increasing by 0.5% with respect to the previous quarter. As per activity, employment was boosted by the social services, followed by public administration.

Regarding the Pension Industry, it is important to note that on April 29, 2014, the Chilean President Michelle Bachelet, through the Supreme Decree N° 718 from the Ministry of Finance, created the Government Advisory Commission (the “Bravo Commission") in order to review the regulations ruling the Pension System (Decree Law N° 3,500 of 1980 and the Pension Reform Law N° 20,255 of 2008), and to analyze the system performance and to develop proposals to work on any deficiencies identified. The Bravo Commission will submit to the Chilean President a performance progress report in October 2014, summarizing Commission members' opinions, and informing the performance of the Pension System by identifying its main deficiencies. On July 9, 2014, ProVida presented its views and proposals to improve the pension system performance. The Commission will prepare a final report containing the proposed initiatives to solve any deficiencies identified during the research, which will be submitted to the President in January 2015. The Commission will be dissolved after the submission of the final report.

On August 6, 2014, the Congressional Labor Committee endorsed the incorporation of a state-owned AFP. This project intends to introduce more competition in the pension market, leading to reduced administration costs, improving service quality and increasing benefits for participants. In addition, such new AFP would serve to address the most vulnerable workers, i.e., self-employed workers, lower-income workers and those living in remote areas far away from large urban centers. The project proposal is still under discussion at the Labor Committee and may be further modified during their congressional review. It is premature to predict the result of congressional review and the impact of an eventual new state-owned AFP on our pension business.

The tax reform bill enacted on September 29, 2014 provides for a gradual increase in the corporate tax rate from 20% to 27%, with a taxpayer election that limits the corporate tax rate to 25% but eliminates the taxable profits fund, an exemption on taxes on corporate income that is reinvested.  ProVida has made the taxpayer election that will limit the corporate tax rate to 25%.

BUSINESS DEVELOPMENT

Business Drivers	Sep-14	Market Share

Monthly Average of:
Number of participants	3,318,425	34.4%	(1)
Number of contributors	1,753,281	32.4%	(1)
Salary base (US$ Million)	1,517	26.7%	(1)

Last Month Figure
Number of pensioners	719,657	38.3%
AUM (US$ Million)	45,523.4	27.9%

Real return of Pension Fund (YTD):
Pension Fund Type A	10.75%
Pension Fund Type B	9.64%
Pension Fund Type C	9.38%
Pension Fund Type D	7.64%
Pension Fund Type E	6.12%

Other Variables	Sep-14	Market Share

Number of branches	82	26.80%
Monthly Average of:
Administrative employees	1,172	27.4%	(1)
Sales agents	777	31.6%	(1)
(1) Market Share as of August, 2014.

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months of 2014, the Company recorded a profit of Ch$74,516.4 million, a decrease of Ch$50,690.8 million or 40.5% as compared to the profit recorded in the prior period. This decrease is mainly explained by the one-time non-recurring gain on the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$53,321.4 million, net of taxes) in the first quarter of 2013. Excluding the impact of these transactions; profit would have increased by 3.7%, since 3Q14 was affected by the tax reform as is explained below.

Regarding the recurring business, revenues increased by Ch$8,251.1 million (6.4%) in the first nine months of 2014 as compared to the prior period, due to higher fee income (Ch$8,866.2 million or 7.3%) from mandatory contributions from the growth in the taxable salary base of contributors. However, the latter was partially offset by lower other revenues of Ch$ 615.1 million basically  due to lower revenues from AFC that ceased operations in October 2013, adding lower financial revenues from the life and disability (L&D) insurance contract. The life and disability insurance contract was settled and terminated on March 31, 2014.

Operating expenses increased by Ch$10,424.5 million as compared to prior period, partly explained by higher miscellaneous other operating expenses (Ch$5,976.1 million) mainly due to higher data processing and marketing expenses as part of our branding reinforcement campaign and updating of IT systems. Additionally, the period recorded higher employee related expenses (Ch$3,039.3 million) due to an increase in headcount aimed at improving our customer services. Likewise, L&D insurance premium showed a negative variance (Ch$1,409.2 million) due to the L&D insurance contract since in 2013 reversal of provisions was present, meanwhile the contract was settled and terminated on March 31, 2014.

Depreciation and amortization expenses decreased by Ch$1,324.7 million in the first nine months of 2014 as compared to prior period mainly due to lower amortization expenses, due to a software write down  in the last quarter of 2013 as our IT systems are being updated.

Mandatory investments recorded higher gains of Ch$22,517.6 million in the first months of 2014 as compared to the prior period. In figures, the weighted average nominal return of pension funds was 12.97% as compared to the return of 3.98% recorded in the prior period. Behind this performance is most of the investments variable and fixed income components in both local and foreign markets, and also the depreciation of the Chilean Peso against U.S. dollar.

Non-operating results decreased by Ch$66,161.8 million mainly related to the one-time non-recurring gain on the sale of foreign investments recognized in 1Q13 (Ch$65,589.1 million) and lower profits from equity accounted companies of Ch$2,849.2 million as our investee AFC ceased operations in October 2013.

Income tax expense increased by Ch$2,385.2 million during the first nine months of 2014. For the nine month period ended September 30, 2013, the income tax expense of Ch$26,795 reflects taxes on the non-recurring gain on sale of equity interest held in AFORE Bancomer in Mexico and AFP Horizonte in Peru. For the nine month period ended September 30, 2014, the income tax expense reflects the effect of change in tax rates incorporated in the Chilean Tax Reform that was enacted on September 29, 2014 as explained above.

In the first nine months of 2014, earnings per share (each ADR represents fifteen shares) were Ch$224.91 as compared to Ch$216.97 for the prior period. As of September 30, 2014, the total number of outstanding shares (331,316,623) has no changes with respect to the same date in 2013.

Revenues

Revenues were Ch$136,501.2 million in the first nine months of 2014, an increase of Ch$8,251.1 million or 6.4% as compared to the prior period. This result was attributable to the following:

•
Fee income was Ch$130,046.8 million in the first nine months of 2014, a Ch$8,866.2 million (7.3%) increase as compared to 2013. This result was attributable to higher mandatory contributions (Ch$8,533.9 million) from the growth in the taxable salary base of contributors.

As a result of the growing trend exhibited by fee income, ProVida has maintained its leading position in the pension industry with average market shares of 35% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base as of May 2014. In term of assets under management, ProVida’s market share was 28% as of September 30, 2014.

In figures, the average number of contributors was 1,757,407, the monthly average salary base was US$1,614.0 million and assets under management amounted to US$45,523.4.

•
Other revenues were Ch$6,454.4 million in the first nine months of 2014, lower by Ch$615.1 million (8.8%) as compared to 2013. The decrease is primarily attributable to lower financial revenues of Ch$318.0 million from the L&D insurance contract which was terminated and settled on March 31, 2014. Additionally, our equity investee AFC ceased its operations in October 2013, thus, lower revenues from services rendered to this company were recorded.

Mandatory investments

Gains from mandatory investments were Ch$30,811.6 million in the first nine months of 2014, an increase of Ch$22,517.6 million with respect to the gains recorded in the prior period. The increase is mainly due to a higher weighted average nominal return of pension funds of 12.97% as compared to 3.98% as compared to prior period. The main contributions were Fund Type C (44% of the gains) with a nominal return of 13.42%, Fund Type B (17% of the gains) with a nominal return of 13.67%, and Fund Type D (16% of the gains) with a nominal return of 11.60%.

The nominal return obtained during the first nine months of 2014 was mainly related to favorable returns yields by local fixed income investments and by foreign stock markets. While local fixed income positively contributed due to lower nominal curves rates and inflation-indexed rates, foreign stock markets returns were improved by the depreciation of Chilean peso against the U.S dollar.

Life and disability insurance premium

The life and disability insurance premium recorded an expense of Ch$17.0 million in the first nine months of 2014, a negative variance of Ch$1,409.2 million as compared to the gain recorded in the prior period due to a reversal of provisions made in the first half of 2013, as claim costs were lower than the reserves previously constituted. The L&D insurance contract was finalized and settled on March 31, 2014.

Employee expenses

Employee expenses amounted to Ch$34,527.9 million in the first nine months of 2014, an increase of Ch$3,039.3 million or 9.7% with respect to the prior period. Such result is detailed as follows:

•
Wages and salaries of administrative personnel were Ch$21,264.6 million in the first nine months of 2014, increasing by Ch$1,097.2 million or 5.4% as compared to the same period in 2013. This result was primarily attributable to higher staff as part of internalization of certain processes and the opening of 25 new branch offices to focus on our strategy of improving our customer service quality.

The monthly average administrative staff for the nine month period ended September 30, 2014 was 1,172 workers, an 11.4% increase from the monthly average of 1.052 for the nine months ended September 2013. Total administrative staff as of September 30, 2014 was 1,187, a 9.5% increase over 1,084 total staff at the end of September 2013.

•
Wages and salaries of sales personnel were Ch$13,263.2 million in the first nine months of 2014, a Ch$1.942.1 million or 17.2% increase as compared to the same period in 2013. Such increase was mainly caused by higher variable-based compensation paid in the period, mainly attributable to higher commissions paid to sales agents resulting from higher sales. Also, the period had increased fixed compensation and benefit allowances expenses resulting from higher headcount.

The monthly average number of sales employees was 777 workers in the first nine months of 2014, a 4.3% increase with respect to the staff maintained in the prior period (745 sales agents). Total sales employees as of September 30, 2014 were 824, an increase of 1.5% over 812 total staff at the end of September 2013.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$5,294.5 million in the first nine months of 2014, a Ch$1,324.7 million or 20.0% decrease with respect to the same period in 2013. This variation is explained as follows:

•
Amortization expense was Ch$3,871.0 million in the first nine months of 2014, a Ch$1,055.4 million or 21.4% decrease with respect to the same period in 2013. As our IT systems were updated, the previous software was written down in the last quarter of 2013.

•
Depreciation expense was Ch$1,423.5 million in the first nine months of 2014, a Ch$269.2 million or 15.9% decrease with respect to the same period in 2013. This result was mainly the outcome of lower hardware and buildings improvements depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$28,774.1 million in the first nine months of 2014, an increase of Ch$5,976.1 million or 26.2% with respect to the same period in 2013 due to the following:

•
Data processing expenses were Ch$6,604.0 million in the first nine months of 2014, an increase of Ch$3,554.4 million or 116.6% with respect to the same period in 2013, which is mainly explained by higher IT system expenditures incurred which allows us to focus on improving customer service quality and by those related to migration of our data center currently in Mexico to Chile.

•
Marketing expenses were Ch$3,987.4 million in the first nine months of 2014, an increase of Ch$2,806.2 million with respect to the same period in 2013. This increase was primarily due to higher advertising expenses (television, radio, web and social networks) as part of our rebranding campaign launched in 2014 to reinforce ProVida’s brand by emphasizing our core principles (customers’ proximity, quality service, education and trust).

•
Administration expenses were Ch$15,983.8 million in the first nine months of 2014, a decrease of Ch$428.3 million or 2.6% as compared to the same period in 2013. This favorable variance was mainly explained by lower levels of write-offs as compared to prior period. Additionally, the amount of expenses for services received from BBVA Servicios Corporativos was nil (former related party until October 1, 2013).

•
Other operating expenses were Ch$2,198.9 million in the first nine months of 2014, higher by Ch$43.7 million or 2.0% with respect to the same period in 2013. This slight increase is caused by higher disability qualification costs.

Financial income (expenses)

Financial income (expense) was Ch$923.1 million in the first nine months of 2014, a decrease of Ch$977.5 million with respect to the same period in 2013, mainly due to higher investment balances held in the first half of 2013 from the proceeds received from the sale of the equity held in foreign companies in Mexico and Peru.

Share of the profit (loss) from equity accounted companies

Share of the profit (loss) from equity accounted companies was Ch$2,629.0 million in the first nine months of 2014, a Ch$2,849.2 million or 52.0% decrease with respect to the same period in 2013. This variance was attributable to the profits generated by the investee AFC as of September 2013, which ceased its operations in October 2013. On the other hand, the investee Previred contributed higher profits in the first nine months of 2014 as compared to last year.

Company	Country	YTD Sep-14	YTD Sep-14	Change	%
(Millions of Chilean pesos, except percentages)

Previred	Chile	2,538.1	2,358.5	179.6	7.6%
Inv. DCV	Chile	80.8	86.0	(5.2)	-6.1%
AFC	Chile	10.2	3,033.7	(3,023.5)	-99.7%

TOTAL		2,629.0	5,478.2	(2,849.2)	-52.0%

Exchange differences

Exchange differences losses of Ch$45.1 million were recognized in the first nine months of 2014, a decrease of Ch$108.8 million as compared to the gains recognized in the prior period. This result is attributable to higher balances denominated in U.S. dollars during the first half of 2013, mainly for the proceeds received from the sales of equity interests held in companies in Mexico and Peru.

Other non-operating revenues

Other non-operating revenues were Ch$1,803.7 million in the first nine months of 2014, a decrease of Ch$66,161.8 million as compared to the same period in 2013. This result was primarily attributable to higher pre-tax profits from the sale of equity interests held in companies in Mexico of Ch$38,755.2 million and in Peru of Ch$26,833.9 million included in the first quarter of 2013. In addition, a gain on sale of Ch$996.6 million of property was recorded in the first nine months of 2013, no sales of property were made in the first nine months of 2014.

Other non-operating expenses

Other non-operating expenses were Ch$298.3 million in the first nine months of 2014, a decrease of Ch$120.5 million as compared to the prior period. This result was primarily due to higher 2013 one-time non-recurring expenses in relation to fixed assets write-offs.

Income tax expense

Income tax expense was Ch$29,180.8 million in the first nine months of 2014, an increase of Ch$2,385.2 million as compared to the prior period.  For the nine months period ended September 30, 2013, the income tax expense of Ch$26,795 reflects taxes on the non-recurring gain on sale of equity interest held in AFORE Bancomer in Mexico and AFP Horizonte in Peru. For the nine month period ended September 30, 2014, the income tax expense reflects the effect of change in tax rates incorporated in the Chilean Tax Reform that was enacted on September 29, 2014 as described above.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$ 421,653.2 million as of September 30, 2014, an increase of Ch$47,998.3 million or 12.8% with respect to December 31, 2013, as explained below:

•
Current assets as of September 30, 2014 were Ch$91,434.3 million, increasing by Ch$12,412.8 million or 15.7% with respect to December 31, 2013. This result was mainly attributable to higher cash and cash equivalents of Ch$14,520.0 million as a consequence of inflows generated from the recurring business during the first nine months of the year.

In addition, the period recorded higher trade and other receivables of Ch$6,730.7 million related to the current recoverable tax asset as part of the income tax return filed in April 2014.

The last was overshadow by lower receivable accounts for current taxes of Ch$7,199.9 million, due to lower monthly provisional payments, since the comparison is between a nine-month-period against a full year.

•
Non-current assets amounted to Ch$330,218.9 million as of September 30, 2014, an increase of Ch$35,585.5 million or 12.1% with respect to December 31, 2013. This variance was mainly driven by higher mandatory investments of Ch$35,855.8 million due to both normal contributions made by contributors and the favorable overall return of pension funds during the period. Additionally, the period recorded higher investment equity balances due to gains from equity accounted companies of Ch$2,691.5 million, mainly from Previred.

The aforementioned was partially offset by lower intangible assets (Ch$2,890.8 million) as per the normal amortization of the customer list.

Liabilities

Total liabilities amounted to Ch$131,759.8 million as of September 30, 2014, increasing slightly by Ch$111.9 million or 0.1% with respect to December 31, 2013, as explained as follows:

•
Current liabilities were Ch$80,372.2 million as of September 30, 2014, declining by Ch$14,874.3 million or 15.6% with respect to December 31, 2013. This result was due to lower trade and other payables of Ch$5,127.1 million mainly explained by lower levels of legal minimum dividends (equivalent to 30% of the profit) as of September 30, 2014, as compared to a full year of legal minimum dividends accrued due to higher profits shown in 2013. The last also explained the lower amount of Ch$7,736.8 million recorded as current tax payables.

Additionally, the period recorded lower provisions of Ch$1,941.2 million, primarily referred to the use of the 2013 provisions for short-term employee benefits that were paid in the first quarter of 2014, for vacations taken by employees at beginning of the year and for severance indemnities in relation to the improvement of customer service quality and internal activities.

•
Non-current liabilities were Ch$51,387.6 million as of September 30, 2014, an increase of Ch$14,986.2 million or 41.2% with respect to December 31, 2013. This result was mainly due to higher deferred tax liabilities of Ch$14,985.5 million, related both to gains from mandatory investments during the period and to tax reform impact of changes in tax rates as previously explained.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$289,893.4 million as of September 30, 2014, increasing by Ch$47,886.4 million or 19.8% with respect to December 31, 2013. This increase is due to the profits recorded in the first nine months of 2014, which was partially offset by the respective minimum dividends accrued.

Exchange rate

As of September 30, 2014, the exchange rate was Ch$599.22 per U.S. dollar, while at the same date in 2013, it was Ch$504.20 per U.S. dollar. In the first nine months of 2014, the Chilean peso depreciated by 14.2% against the U.S. dollar, while in the prior period an appreciation by 5.1% was recorded.

COMPREHENSIVE INCOME STATEMENT

	YTD Sep-14	YTD Sep-14	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	136,501.2	128,250.0	8,251.1	6.4%
Gain on mandatory investments	30,811.6	8,294.0	22,517.6	271.5%
Life and disability insurance premium expense (less)	(17.0)	1,392.2	(1,409.2)	-101.2%
Employee expenses (less)	(34,527.9)	(31,488.6)	(3,039.3)	9.7%
Depreciation and amortization (less)	(5,294.5)	(6,619.1)	1,324.7	-20.0%
Miscellaneous other operating expenses (less)	(28,774.1)	(22,798.1)	(5,976.1)	26.2%
Finance costs (less)	(14.5)	(16.8)	2.3	-13.5%
Income (loss) from investments	923.1	1,900.6	(977.5)	-51.4%
Share of the profit (loss) from equity accounted associates	2,629.0	5,478.2	(2,849.2)	-52.0%
Exchange differences	(45.1)	63.7	(108.8)	-170.9%
Other non-operating income	1,803.7	67,965.5	(66,161.8)	-97.3%
Other non-operating expenses (less)	(298.3)	(418.8)	120.5	-28.8%

PROFIT (LOSS) BEFORE TAX	103,697.2	152,002.8	(48,305.6)	-31.8%

Income tax expense	(29,180.8)	(26,795.6)	(2,385.2)	8.9%
Profit (loss) after tax from continuing operations	74,516.4	125,207.2	(50,690.8)	-40.5%

PROFIT (LOSS)	74,516.4	125,207.2	(50,690.8)	-40.5%

STATEMENT OF FINANCIAL POSITION

	09-30-2014	12-31-2013	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	91,434.3	79,021.5	12,412.8	15.7%
Non-current assets	330,218.9	294,633.4	35,585.5	12.1%

TOTAL ASSETS	421,653.2	373,654.9	47,998.3	12.8%

Current liabilities	75,791.7	95,246.5	(19,454.8)	-20.4%
Non-current liabilities	51,387.6	36,401.4	14,986.2	41.2%

Shareholders’ Equity	294,473.8	242,006.9	52,466.9	21.7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	421,653.2	373,654.9	47,998.3	12.8%

CASH FLOW STATEMENT

	09-30-2014	09-30-2013	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	62,150.8	60,840.3	1,310.5	2.2%
Cash flow from (used in) operations	77,773.2	77,813.3	(40.1)	-0.1%
Cash flow from (used in) other operating activities	(15,622.3)	(16,972.9)	1,350.6	-8.0%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(5,793.9)	108,077.4	(113,871.4)	-105.4%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(41,836.9)	(181,224.8)	139,387.9	-76.9%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	14,520.0	(12,307.1)	26,827.0	-218.0%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER OF 2014

Profit

During the third quarter of 2014 (3Q14), the Company recorded a profit of Ch$16,682.7 million, a decrease of Ch$8,079.0 million with respect to profit recorded in the third quarter of 2013 (3Q13), primarily due to tax reform impact. If such tax reform impact were isolated, the profit would have increased by 8.7% as compared to the third quarter of 2013.

Regarding the recurring business, revenues increased by Ch$3,736.8 million (8.9%) in 3Q14 as compared to the same quarter in 2013, sustained by higher fee income (Ch$3,491.6 million) due to increased mandatory contributions. Additionally, revenues from the subsidiary AFP Genesis in Ecuador (functional currency U.S. dollar) recorded an increase of Ch$435.1 million mainly due to the Chilean peso depreciation by 17.6% against the U.S. dollar.

In 3Q14 operating expenses increased by Ch$4,283.1 million with respect to 3Q13, mainly attributable to higher other operating expenses (Ch$3,719.6 million) primarily related to the advertising rebranding campaign for ProVida and the migration of our data center currently in México to Chile. As it was mentioned in previous quarters, higher personnel expenses were recorded in 3Q14 (Ch$609.8 million), associated with higher administrative and sales staff levels aimed at improving customer service quality and internal processes.

Depreciation and amortization expenses decreased by Ch$468.5 million in 3Q14 as compared to 3Q13, mainly due to lower amortization expenses driven by software that was written down in the last quarter of 2013 as our IT systems are being updated.

During the quarter mandatory investments recorded gains, representing a positive variance of Ch$5,939.5 million in 3Q14 as compared to the gains recorded in the same quarter of 2013, primarily due to favorable returns shown in foreign and local markets in 2014.

Non-operating result decreased by Ch$1,597.6 million mainly related to lower gains from equity method investees (Ch$1,003.8 million) as AFC ceased operations in October 2013. Additionally, gains on sale of property decreased by Ch$544.2 million as no sales of property were made in 3Q14.

Income tax expense increased by Ch$12,343.7 million due to both tax reform impact (Ch$10,231.5 million) and a higher pre-tax profit recorded in 3Q14.

Revenues

In 3Q14 revenues was Ch$45,895.4 million, an increase of Ch$3,736.8 million or 8.9% with respect to the same quarter in 2013, as follows:

•
Fee income was Ch$43,420.0 million in 3Q14, an increase of Ch$3,640.1 million (9.2%) with respect to the same quarter in 2013. This result was primarily driven by higher mandatory contributions given the growth experienced by salary base (9.1%) as the outcome of the increase in the taxable salary of contributors (8.3%).

•
Other revenues amounted to Ch$2,475.5 million in 3Q14, increasing by Ch$95.9 million (4.0%) with respect to 3Q13 as a consequence of higher revenues (Ch$435.1 million) from AFP Genesis in Ecuador (functional currency U.S. dollar) mainly due to the Chilean peso depreciation by 17.6% against the U.S. dollar. This positive result was partially offset by lower other revenues related to employer’s debt collection.

Gains on mandatory investments

During 3Q14 mandatory investments recorded gains of Ch$11,253.1 million, higher by Ch$5,939.5 million with respect to the gains recorded in 3Q13. The weighted average nominal return of pension funds was 4.35% in 3Q14 as compared to a 2.49% return recorded in 3Q13. This result was boosted by higher returns that local fixed income investments and foreign markets shown in 3Q14. The Chilean peso depreciation by 8.4% against the U.S. dollar accumulated in 3Q14 had a significant impact over the foreign investments return.

Life and disability insurance premium

In 3Q14 the life and disability insurance premium was nil, a positive deviation of Ch$46.3 million with respect to expenses registered in 3Q13. This result was the outcome of the termination of the L&D insurance contract in 1Q14.

Employee expenses

Employee expenses amounted to Ch$12,572.7 million in 3Q14, an increase of Ch$609.8 million or 5.1% with respect to 3Q13. In more detail, the change is explained as follows:

•
Wages and salaries of administrative personnel amounted to Ch$7,971.7 million in 3Q14, lower by Ch$275.0 million or 3.3% with respect to the same quarter in 2013. This result was primarily attributable to a decrease in short-term benefits to employees due to lower performance bonuses accrual for 2014. This saving was partially offset by higher staff levels as part of internalization of certain processes and the opening of 25 new branch offices to focus on our 2014 strategy of improving our customer service quality.

The local average administrative staff was 1,172 workers in 3Q14, as compared to 1,074 in 3Q13 representing an increase of 9.1% (98 workers).

•
Wages and salaries of sales personnel amounted to Ch$4,601.0 million in 3Q14, rising by Ch$884.8 million or 23.8% with respect to the same quarter in 2013. The increase is explained by the improvement plan in relation to the sales force profile which led to higher severance indemnities expenses and also higher commissions paid due to higher sales.

The local average number of sales agents was 763 workers in 3Q14, a decrease of 3.0% with respect to the number maintained in 3Q13 (787 sales agents).

Depreciation and amortization expenses

Depreciation and amortization expenses were Ch$1,760.3 million in 3Q14, a decrease of Ch$468.5 million or 21.0% with respect to 3Q13. This change is explained as follows:

•
Amortization expense was Ch$1,290.3 million in 3Q14, a Ch$362.4 million or 21.9% decrease with respect to 3Q13. This decrease was the outcome of the write down of the software at the end of 2013 in connection with the update of our IT systems.

•	Depreciation expense was Ch$469.9 million in 3Q14, a Ch$106.1 million or 18.4% decrease with respect to 3Q13. This result was mainly due to lower hardware and buildings improvements depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$10,981.5 million in 3Q14, an increase of Ch$3,719.6 million with respect to 3Q13, explained as follows:

•
In 3Q14 data processing expenses were Ch$3,280.6 million, an increase of Ch$2,299.1 million with respect to 3Q13. This increase was primarily driven by higher IT system expenditures related to migration process to move our data center currently in México to Chile.

•
Marketing expenses were Ch$1,379.9 million in 3Q14, higher by Ch$1,026.1 million with respect to the same quarter in 2013. This result was mainly attributable to higher expenses incurred in our rebranding campaign intended to promote ProVida’s core principles.

•
Administration expenses amounted to Ch$5,560.4 million in 3Q14, an increase of Ch$357.3 million with respect to the same quarter in 2013. This result is mainly explained by the opening of 25 new branch offices to focus on our 2014 strategy of improving our customer service quality. As a consequence higher expenses in commercial patents, rents, utilities, security and cleanness services were recorded.

•	Other operating expenses were Ch$760.6 million in 3Q14, an increase of Ch$37.1 million with respect to the same quarter in 2013. This increase was due to higher disability qualification costs.

Financial income (expenses)

Financial income (expense) for 3Q14 amounted to Ch$214.0 million, decreasing by Ch$79.4 million (27.1%) as compared to the same quarter in 2013. This result was due to lower interest rates for time deposits.

Share of the profit (loss) from equity accounted companies

Share of the profit (loss) from equity accounted companies was Ch$820.7 million in 3Q14, lower by Ch$1,003.8 million with respect to 3Q13. This decrease was mainly attributable to the investee AFC ceasing its operations in October 2013, explaining the negative variance of Ch$984.9 million.

Company	Country	3Q14	3Q13	Change	%
(Millions of Chilean pesos, except percentages)

Previred	Chile	802.2	835.0	(32.8)	-3.9%
Inv. DCV	Chile	30.5	16.6	13.9	83.5%
AFC	Chile	(12.1)	972.8	(984.9)	-101.2%

TOTAL		820.7	1,824.5	(1,003.8)	-55.0%

Exchange differences

The exchange differences generated gains of Ch$5.4 million in 3Q14, lower by Ch$4.9 million with respect to the gains in 3Q13. This decrease was due to higher recovery of receivables denominated in UF in 3Q13.

Other non-operating revenues

Other non-operating revenues were Ch$420.2 million in 3Q14, a decrease of Ch$563.3 million with respect to the same quarter in 2013. This result was due to 3Q13 proceeds of Ch$544.2 million from the sale of a property that was not being used by ProVida, no sale of property was made in 3Q14.

Other non-operating expenses

Other non-operating expenses were Ch$136.2 million in 3Q14, lower by Ch$53.6 million with respect to the same quarter in 3Q13. This variance was due to higher fixed assets write-off in 3Q13.

Income tax expense

Income tax expense was Ch$16,470.8 million in 3Q14, higher by Ch$12,343.7 million mainly due to tax reform change in tax rate impact of Ch$10,231.5 million. The effect of change in tax rates related to deferred taxes and income taxes was recognized at the end of September 2014, as discussed in previous sections.

Exchange rate

In 3Q14 a depreciation of 8.41% of Chilean peso against the U.S dollar was recorded, while in 3Q13 there was an appreciation of 0.58%.

COMPREHENSIVE INCOME STATEMENT

	3Q14	3Q13	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	45,895.4	42,158.7	3,736.8	8.9%
Gain on mandatory investments	11,253.1	5,313.6	5,939.5	111.8%
Life and disability insurance premium expense (less)	-	(46.3)	46.3	-100.0%
Employee expenses (less)	(12,572.7)	(11,963.0)	(609.8)	5.1%
Depreciation and amortization (less)	(1,760.3)	(2,228.8)	468.5	-21.0%
Miscellaneous other operating expenses (less)	(10,981.5)	(7,261.9)	(3,719.6)	51.2%
Finance costs (less)	(4.6)	(5.3)	0.7	-13.7%
Income (loss) from investments	214.0	293.4	(79.4)	-27.1%
Share of the profit (loss) from equity accounted associates	820.7	1,824.5	(1,003.8)	-55.0%
Exchange differences	5.4	10.3	(4.9)	-47.9%
Other non-operating income	420.2	983.5	(563.3)	-57.3%
Other non-operating expenses (less)	(136.2)	(189.8)	53.6	-28.2%

PROFIT (LOSS) BEFORE TAX	33,153.5	28,888.8	4,264.7	14.8%

Income tax expense	(16,470.8)	(4,127.1)	(12,343.7)	299.1%
Profit (loss) after tax from continuing operations	16,682.7	24,761.7	(8,079.0)	-32.6%

PROFIT (LOSS)	16,682.7	24,761.7	(8,079.0)	-32.6%

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe," "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "goal," "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestitures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.